[Letterhead of Comstock Funds, Inc.]



January 21, 2009                                                     38573.00001


Ms. Laura E. Hatch
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:      GAMCO Westwood Funds (the "Trust")
         Registration Statement on Form N-14 (333-156354)

Dear Ms. Hatch:


In connection with your review of the Registration Statement on Form N-14 (the `Registration Statement") of the Trust that was filed with the Securities and Exchange Commission (the "SEC") on December 19, 2008 (accession number 0000935069-08-003048), with respect to the GAMCO Westwood Mighty Mites Fund (the "Fund"), a series of the Trust, the Trust acknowledges that:

         1. In connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

         2. The Staff's comments, and changes in disclosure in response to the Staff's comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

         3. The Trust represents that neither it nor its management will assert the Staff's comments or changes in disclosure in response to the Staff's comments as a defense in any action or proceeding by the SEC or any person.


If you have any questions, please feel free to contact me at 914-921-5105.


Sincerely,


/s/ Bruce N. Alpert
Bruce N. Alpert, President
GAMCO Westwood Funds